July 28, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Robert Benton, Staff Accountant Mark Shuman, Legal Branch Chief Ryan Houseal, Staff Attorney

Re:	Epicor Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 000-20740

Ladies and Gentlemen:

On behalf of Epicor Software Corporation (the “Company”) we are submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 28, 2010 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 18 below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me or John Ireland, Senior Vice President and General Counsel of the Company, at the numbers at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Customer and Backlog, page 19

1.	Please clarify whether the deferred revenue balance included in your balance sheet reflects the total amount due for the entire term of your hosting, outsourcing and SaaS arrangements (net of revenues already recognized). In this regard, to the extent that these arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Securities and Exchange Commission

July 28, 2010

Response:

The Company respectfully advises the Staff that the deferred revenue balances on the Company’s balance sheet as of December 31, 2009 does not reflect the total amount due for the entire term of the hosting, outsourcing or SaaS arrangements for all agreements at that date. These arrangements generally provide for the Company to deliver the services to customers over the contractual terms of the arrangements in return for the payment of periodic services fees. The Company did not disclose the related cumulative expected revenue figures as backlog pursuant to Item 101(c)(l)(viii) for the following reasons:

•

Hosting, outsourcing and SaaS, which offer alternative means of delivering the Company’s software products to end user customers, are not considered significant to the Company’s business, representing only 2.7%, 1.7% and 0.8% of the Company’s revenues during fiscal 2009, 2008 and 2007, respectively.

•

The Company does not expect the future annual contractual revenues under the arrangements in effect at December 31, 2009 to be significant and the Company expects them to represent lower percentages of total revenues than the percentages of 2007, 2008 and 2008 revenues discussed above. Using fiscal year 2009 revenues as the basis, the Company does not expect that revenues generated from these arrangements will exceed 2.3% of total annual revenues in future years.

As such, the Company does not believe that the amount of future contractual revenue from hosting, outsourcing and SaaS services is a meaningful metric for investors and the Company does not believe that these amounts are material to an understanding of the Company’s business taken as a whole at this time. However, the Company advises the Staff that it will perform periodic reviews of cumulative expected revenue from such arrangements and, to the extent that the Company believes these amounts to be material to an understanding of the Company’s business and results of operations, the Company will include disclosure regarding these amounts in its periodic filings.

Securities and Exchange Commission

July 28, 2010

Item 5. Market for Registrant’s Common Equity, page 34

2.	The stock performance graph is not accompanied by the plot points showing the specific value of the company’s stock and each of the comparative indices. Please refer to Instruction 2.b to Item 201(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that the table showing the plot points was inadvertently omitted from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) due to a clerical error. The Company notes that it has included the required plot points in prior filings in which it provided the stock performance graph. The Company does not expect to specifically incorporate such stock performance graph into future filings by reference. In its future filings with the Commission, the Company will include the plot points with the stock performance graph.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

3.	Please tell us what consideration you gave to expanding your “Overview” to identify the material operations, risks and challenges facing your company and how management is dealing with these issues. For example, a discussion regarding the importance of your new Epicor 9 product to your future growth and how the aging or obsolescence of your other products may affect your operations would provide investors with a more balanced, executive-level discussion identifying the most important themes or other significant matters which you are concerned primarily in evaluating your financial condition and results of operations. For guidance, see Section III.A of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that it has further and carefully reviewed the guidance of Section III.A of SEC Release No. 33-8350 and following such review, the Company has determined that in future filings with the Commission it will consider expanding the Overview to provide further insight about material opportunities, challenges and risks facing the Company and disclose the actions management is taking to address these opportunities, challenges and risks as appropriate.

Securities and Exchange Commission

July 28, 2010

Results of Operations, page 43

4.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. cost of revenues, sales and marketing, general and administrative, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III.D of SEC Release 34-26831.

Response:

The Company respectfully advises the Staff that it has further and carefully reviewed Section III.D of SEC Release 34-26831 and following such review, the Company has determined that it will provide disclosure responsive to this comment in its future periodic filings with the Commission.

Critical Accounting Policies

Goodwill, page 39

5.	On page 40 you indicate that in 2009 the company determined no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. Please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units and if so, please disclose this determination in future filings. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:

Securities and Exchange Commission

July 28, 2010

The Company respectfully advises the Staff that in 2009 it determined that the estimated fair value of the Maintenance and Consulting reporting units substantially exceeded their carrying values. The fair value of our License reporting unit exceeded, but not substantially, its carrying value.

The amount of goodwill allocated to each reporting unit and the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test are as follows:

Reporting Unit	Goodwill allocated to the reporting units (in thousands)	Percentage by which fair value of the reporting unit exceeded the carrying value
Maintenance	$157	35%
Consulting	71	27%
License	140	8%

Total	$368	23%

The potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value include the following:

•	a significant prolonged decrease in market valuations for comparable publicly traded companies;

•	a significant reduction in acquisition premiums for comparable publicly traded companies; and

•

a significant shortfall from the Company’s cash flow projections due to factors including (i) lower than expected revenues due to slower market acceptance of our Epicor product, a downturn in economic conditions or an increase in competition and (ii) higher than expected costs due to continued expansion of the Company’s business worldwide.

Securities and Exchange Commission

July 28, 2010

If any reporting unit fair value is not substantially in excess of its carrying values and is at potential risk of failing step one of the Company’s goodwill impairment analysis, the Company will address in future filings the percentage by which the fair value of the reporting unit exceeded the carrying value, the amount of goodwill allocated to the reporting unit and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining the fair value.

Liquidity and Capital Resources

2007 Credit Facility, page 54

6.	We note your discussion regarding the amendments to your 2007 credit facility during fiscal 2009 and 2008, which reduced your overall borrowing capacity from $250 million to $100 million, amended the maturity date from February 19, 2013 to September 30, 2012, increased the interest rates and commitment fees and amended the financial covenants. Please explain further the events that lead to these changes and tell us whether such amendments were initiated by the company or the lender. Also, tell us what impact, if any, your failure to meet the financial covenants as discussed on page 24 had on these revisions. In addition, tell us how you considered including a discussion of the reasons for these amendments in your liquidity and capital resources disclosures.

Response:

The Company respectfully advises the Staff that the Company initiated the December 30, 2008 and September 30, 2009 amendments to its 2007 credit facility. During the fourth quarter of 2008, the Company initiated discussions with its lenders to pursue an amendment to the 2007 credit facility primarily to (i) amend the total leverage ratio to add back up to $4 million in restructuring charges to consolidated EBITDA for purposes of computing the total leverage, senior secured leverage and fixed charge coverage ratios, in connection with a proposed restructuring event the Company was considering at the time, and (ii) repurchase up to $25 million of the Company’s convertible senior notes. In connection with the amendment, the Company agreed to reduce the revolving credit facility from $150 million to $100 million, which reduced the lenders’ aggregate commitment to the Company and allowed the Company to reduce the commitment fees it paid on the unused capacity. The amendment became effective on December 30, 2008.

During the third quarter of 2009, the Company initiated discussions with its lenders regarding an amendment to modify or eliminate the total leverage and fixed charge coverage ratios. At the time the Company entered into the 2007 credit facility and at the

Securities and Exchange Commission

July 28, 2010

time of the December 30, 2008 amendment, the Company believed it had the ability to manage its business in compliance with the terms of the 2007 credit facility, as then amended. However, as a result of changes in the economic climate, the total leverage and fixed charge coverage ratio covenants were becoming a potential impediment to the Company’s ability to operate its business successfully and to make business changes in response to the economic climate, primarily because such covenants were influencing, at least in part, certain business decisions as the Company sought to comply with the covenants. As a result of the amendment, the total leverage and fixed charge coverage ratios were replaced with minimum EBITDA and minimum liquidity ratio covenants that allowed the Company to operate with fewer constraints. In consideration of the amended covenants, the Company agreed to (i) reduce the maturity date of the 2007 credit facility from February 19, 2013 to September 30, 2012, (ii) increase the applicable interest rates and commitment fees payable under the facility, and (iii) repay the term loan facility, which had an outstanding principal balance of $79 million. As disclosed in the Form 10-K, the Company repaid the term loan balance by drawing $72.5 million under the revolving facility and paying $6.5 million from discretionary funds.

The Company has further and carefully reviewed SEC Release No. 33-8350, which provides in pertinent part that registrants that are, or are reasonably likely to be, in breach of outstanding debt covenants must disclose material information about that breach and analyze the impact on the Company if material. At the time the Company negotiated and entered into the aforementioned amendments, and disclosed the enactment of such amendments, the Company was not in breach, nor did the Company believe it was reasonably likely to be in breach of the 2007 credit facility and thus the Company believes that its disclosures regarding the 2007 credit facility in the Form 10-K were in compliance with the guidance in SEC Release No. 33-8350.

As the Staff notes above, Item 1A (Risk Factors) references the Company’s failure to meet the financial covenants under the 2007 credit facility at which time the Company sought and obtained a waiver. The Company failed to meet its total leverage ratio at the end of the fiscal quarter ending June 30, 2008. Upon determining the breach, the Company contacted the lenders to pursue a waiver, which was obtained on July 23, 2008. The breach and resulting waiver were independent of the actions taken by the Company with respect to the December 30, 2008 and September 30, 2009 amendments to our 2007 credit facility.

Securities and Exchange Commission

July 28, 2010

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 58

7.	Your disclosure on page 57 indicates that your operations incur revenue and expenses in various foreign currencies. We also note on page 69 that transaction gains and losses of $544,000, $2.5 million and $695,000 were recorded for the years ended December 31, 2009, 2008 and 2007, respectively. As your transaction gains and losses from foreign currency appear to be material to your earnings per share, tell us how you considered disclosing the various foreign currencies to which you are exposed and how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305(a)(l) of Regulation S-K.

Response:

The Company respectfully advises the Staff that in future filings it will disclose the foreign currencies to which the Company is materially exposed from time to time, which as of December 31, 2009, were the following: Australian Dollar, Canadian Dollar, Euro, British Pound, Mexican Peso, Malaysian Ringget and Japanese Yen.

The Company notes that the General Instructions to Paragraphs 305(a) and 305(b) provide, in pertinent part, that the disclosures called for by Paragraph 305(a) and 305(b) are intended to clarify the registrant’s exposures to market risk associated with activities in derivative financial instruments, other financial instruments, and derivative commodity instruments.

The Company uses foreign currency forward contracts to manage its market risk exposures that are primarily associated with currency exchange rate fluctuations for (i) certain foreign subsidiary intercompany balances denominated in currencies other than an entity’s functional currency, and (ii) re-measurement of cash and other monetary net assets for certain foreign subsidiaries denominated in currencies other than the functional currencies. Historically, the Company’s foreign currency forward contracts have had maturities of less than three months and have settled prior to the end of the reporting period and none of the forward contracts have been for trading purposes. There were no forward contracts or any other material foreign-currency denominated derivative financial instruments, other financial instruments or derivative commodity instruments in effect at December 31, 2009, and accordingly, the Company believes that a further sensitivity analysis or other quantitative presentation would not have been useful or material to investors and that the Company’s disclosures were in compliance with Item 305 of Regulation S-K.

Securities and Exchange Commission

July 28, 2010

In Item 7A of the Form 10-K , the Company disclosed that it “did not have any foreign currency forward or option contracts open as of December 31, 2009”. In response to the Staff’s comment, in future filings, the Company will clarify, where appropriate, that the Company “did not have any foreign currency forward or option contracts or any other foreign currency denominated derivative or other financial instrument in effect” as of the applicable reporting date.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 66

8.	We note your cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response:

The Company respectfully advises the Staff that our cash and cash equivalents consists primarily of cash in bank accounts and funds held in money market instruments. While the Company has cash equivalent investments, they do not compose a material amount of the Company’s cash balance (less than 2%). In response to the Staff’s comments, the Company will clarify in our future filings the composition of our cash and cash equivalent instruments.

Revenue Recognition, 66

9.	We note that VSOE of fair value for consulting services is determined by reference to the price the company’s customers are required to pay for such services when sold separately or when sold independent of any of the company’s other products or service offerings. We further note that in addition to consulting and implementation services, consulting services include training, hosting, applications management and SaaS. Please describe further your methodology for establishing VSOE of fair value for each type of consulting service included in your multiple-element arrangements. Tell us your history of providing those services on a separate basis in order to establish VSOE. Also, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to ASC 985-605-25-6.

Securities and Exchange Commission

July 28, 2010

Response:

The Company respectfully advises the Staff that the Company establishes VSOE of fair value for consulting services on the basis of instances in which such services offerings were sold separately in accordance with ASC 985-605-25-6 as follows:

•

Consulting, implementation and training services - VSOE of fair value is based on the hourly rate at which these services were sold without any other product or service offerings. In order to estimate the fair values of consulting services on a quarterly basis, the Company compiles cumulative hourly rate information and determines the median service rate. Provided that a substantial amount, or at least 80%, of the data points fall within a reasonably narrow range, or approximately 15% to 20%, of the median selling price, VSOE of fair value is deemed to be established for the service offering.

•

Hosting, applications management and SaaS - As of December 31, 2009, the Company was unable establish VSOE of fair value for its hosting, applications management or SaaS. As described in the response to the Staff’s comment #1, the aforementioned service offerings have not represented a significant portion of the Company’s business to date; therefore, the requisite data needed to establish VSOE of fair value pursuant to ASC 985-605-25-6 was not available at that time. As a result, revenues relating to other products and services sold in conjunction with hosting, applications management, and/or SaaS as part of multiple-element arrangements were deferred in accordance with ASC 985-605-25-10.

•

The Company offers each of the aforementioned services to new and existing customers on a standalone basis. General consulting services are typically sold separately to the Company’s existing customers for follow on, ad hoc services engagements, best practices consulting, process and/or system optimization and user training. Hosting, application management, and SaaS are generally sold separately when the customer renews for subsequent service periods following the initial term of the contract.

•

While contractual service rates may vary from customer to customer for each service offering, VSOE of fair value is deemed to be established when approximately 80% of the sold separately data points fall within 15% to 20% of the median selling price for a group of similarly situated transactions.

10.

We note that for arrangements with certain distributors, revenue is recognized upon delivery of the product to the distributor (sell-in basis) while for most other resellers, revenue is recognized once the reseller has identified an end-user (sell-through basis).

Securities and Exchange Commission

July 28, 2010

Please explain further the factors considered in determining whether revenue should be recognized on a sell-in versus sell-through basis. Also, tell us the amount of reseller/distributor revenues recognized on a sell-in versus sell-through basis for each period presented. In addition, while we note that you do not offer any return rights for your products, tell us whether you offer your resellers any other concessions (i.e. pricing concessions, stock rotation rights, etc.) and if so, please describe your accounting for each.

Response:

The Company respectfully advises the Staff that upon further review, all of the Company’s software licensing revenue relating to transactions between the Company and its distributors and resellers is recognized on the sell-through basis wherein the distributor or reseller is required to identify the end user customer before revenue is recognized from the sale. In addition, the Company does not offer its resellers any concessions for the Company’s products, such as pricing concessions or stock rotation rights. The Company will revise and clarify this disclosure in its future filings with the commission.

11.	We note from your disclosures on page 38 that discounts may be given for each element of a contract. Tell us of the nature and significance of discounts given and to which elements such discounts have been assigned. Also, if the discount is more-than-insignificant as defined under ASC 985-605-15-3(d), tell us how you account for such discounts under ASC 985-605-25-8.

Response:

The Company respectfully advises the Staff that the discounts referenced on page 38 are typically granted on the software, PCS and services elements of an arrangement. Discounts on undelivered elements, PCS and services, are generally limited to the maximum discount permitted when evaluated against the established VSOE of fair value for that element. In instances when the undelivered element is discounted below VSOE of fair value, the portion of the discount below the VSOE threshold is attributed to the contractual fees associated with delivered element (software) using the residual method in accordance with ASC 985-605-25-10(e). In certain cases, arrangements may include pricing provisions for future purchases of the delivered software and/or other software products offered by the Company. Such discounts on future purchases are generally less than or equal to the discount percentage given on the software sold and delivered under that transaction. Therefore, the discount granted under the option purchase provision is not deemed to be more-than-insignificant or incremental in accordance with the guidance set forth in ASC 985-605-15-3(d).

Securities and Exchange Commission

July 28, 2010

Note 9. Income Taxes, page 85

12.	We note that you released a portion of the deferred tax asset valuation allowance during fiscal 2009 as you determined that it is more likely than not that certain domestic deferred tax assets will be realized in the future based on operating income during recent years as well as anticipated operating income and cash flows for future periods. Given that you have had significant net losses before income taxes for the last two years in your U.S. operations, please explain further both the positive and negative evidence considered that supports the release of a portion of the valuation allowance during 2009 and tell us how you weighted such evidence. We refer you to ASC 740-10-30-17 through 30-25.

Response:

The Company respectfully advises the Staff that it is the Company’s corporate policy to perform a rigorous analysis of all available positive and negative evidence to determine whether all or some portion of the deferred tax assets will not be realized at each reporting date. In doing so, the Company carefully considers each tax-paying component (entity or group of entities) within a multitude of income tax jurisdictions (federal, state and foreign) resulting from the Company’s complex global structure.

Furthermore, the Company respectfully advises the Staff that the domestic valuation allowance released in 2009 was related to a U.S. distributor subsidiary (the “U.S. Distributor Sub”) that is not a member of the Company’s principal U.S. consolidated tax group. As a result, the U.S. Distributor Sub’s deferred tax assets and valuation allowance were evaluated independently to determine whether all or some portion of its deferred tax assets will not be realized. Following was our approach to this analysis:

•

Positive evidence: (1) The U.S. Distributor Sub has cumulative historical profits when reviewing the last three tax years and has been utilizing its NOL carryforward. This factor was weighted most heavily based on its objective verifiability; and (2) future core earnings are projected for the U.S. Distributor Sub, based upon objectively verifiable assumptions derived from software maintenance retention and consulting services associated with pre-existing software sales. In addition, operating synergies and diminishing intangible amortization contribute to positive future core earnings projections. These projected earnings more than offset the remaining deferred tax asset.

Securities and Exchange Commission

July 28, 2010

•

Negative evidence: ASC 740 suggests that “cumulative losses in recent years” (pre-tax results adjusted for permanent items) will likely have to be considered most frequently as negative evidence. Although the Company’s U.S. operations reported net losses before income taxes, there are both current and cumulative U.S. tax profits for the U.S. Distributor Sub. Thus, the Company was not required to overcome any negative evidence in this regard.

In summary, based on the existence of significant and heavily weighted evidence from historical cumulative profits for this US Distributor Sub and the strong projections of ongoing profits, it was deemed appropriate to remove the valuation allowance associated with the deferred tax assets of the US Distributor Sub. The Company did not give any weight to the existence of taxable income in carryback years; nor did it rely on any tax planning strategies as a source of taxable income.

Part III (as incorporate by reference from definitive Proxy filed April 26, 2010)

Item 12. Security Ownership of Certain Beneficial Owners, page 19 (of proxy statement)

13.	You do not provide the natural person or persons exercising the voting and dispositive powers with respect to the shares held by Blackrock, Inc., and Elliott Associates, L.P. Please refer to Instruction 2 to Item 403 of Regulation S-K as well as Rule 13d-3. Please advise.

Response: The Company respectfully advises the Staff that, in accordance with Instruction 3 to Item 403 of Regulation S-K, in compiling the ownership information required by Item 403 of Regulation S-K, it relied upon the information set forth in the statements filed with the Commission pursuant to section 13(d) of the Securities and Exchange Act of 1934, as amended.

The Company notes that the Schedule 13G filed by BlackRock, Inc. (“BlackRock”) on January 29, 2010 (the “BlackRock Schedule 13G”) reports that BlackRock has sole voting and dispositive power over 3,679,279 shares of the common stock of the Company (the “Common Stock”); however, the BlackRock Schedule 13G does not identify a natural person that has voting or dispositive power with respect to the shares of the Company held by BlackRock. The Company has no relationship with BlackRock other than BlackRock’s ownership of the Company’s securities; therefore, the Company has no

Securities and Exchange Commission

July 28, 2010

knowledge of the shareholdings of BlackRock other than as reported in the BlackRock Schedule 13G.

Similarly, the Company notes that the Amendment to Schedule 13D filed by Elliott Associates, L.P. (“Elliott”) on June 2, 2009 (the “Elliott Schedule 13D”) reports that, collectively, Elliott, Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisers Inc. (“EICA”) beneficially own 12,011,412 shares of Common Stock constituting 18.7% of all of the outstanding shares of Common Stock. Further, the Elliott Schedule 13D reports that (i) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it; and (ii) Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. However, the Elliott Schedule 13D does not identify a natural person or persons that hold voting or dispositive power. The Company has no current relationship with Elliott, Elliott International and EICA other than the ownership of the Company’s shares by those entities; therefore, the Company has no knowledge of the shareholdings of Elliott, Elliott International or EICA other than as reported in the Elliott Schedule 13D.

Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy, page 23

14.	Please describe for us the “other meaningful financial categories” considered by your board in its review of your performance relative to your peers and tell us how your performance compared to the performance of your peers based on these “other meaningful financial categories.

Response: For purposes of clarity, the Company respectfully notes that it believes that the phrase referred to in Comment 14 appears on page 33 of the proxy statement filed April 26, 2010 (the “Proxy Statement”) in the section entitled “2009 Operating Plan and Performance Measures.” As stated in the Proxy Statement, the Compensation Committee focused on EBITDA percentage, but also noted that the Company had outperformed almost all of its peers based on “virtually all other meaningful financial category.” The Compensation Committee did not focus on any one financial category, but rather the financial performance of the Company generally over the first three and six months of fiscal 2009. Specifically, for the first three and six months of fiscal 2009 as compared to the first three and six months of fiscal 2008, the Company’s outperformed a group of its peers in terms of growth (decline) in total revenue, net licensing revenue, consulting revenue and maintenance and support revenue.

The Company’s calculations of its financial performance relative to its peers as of July 2009 were internal calculations. Accordingly, the Company believes that specifically noting these factors and the related calculations in the Proxy Statement could be misleading to investors because such factors and related calculations were used for the narrow purpose of illustrating the Company’s assessment that its financial performance was, as a general matter, good relative to a group of its peers. The Company notes that the peer group which formed the basis for the Company’s comparison of its financial performance in July 2009 did not comprise the same group of companies as the 2009 or 2010 Peer Groups referenced in the Compensation Discussion and Analysis contained in the Proxy Statement. Rather, the group to which the Company compared its financial performance in July 2009 included a subset of the Peer Groups and more closely resembled a grouping of direct competitors with which the Company competes for sales and services, but not necessarily employees or executives.

Securities and Exchange Commission

July 28, 2010

2009 Executive Compensation Elements

Base Salary, page 29

15.

We note that base salaries for your named executive officers are based in part on historical pay levels. Please describe for us how base salaries paid to your named executive officers in prior years affected the setting of the current base salaries of these executive officers. In this regard, we note your disclosure on page 30 that the historical data with regards to Mr. Klaus’ 12-year history as your chief executive officer and

Securities and Exchange Commission

July 28, 2010

president played a significant role in establishing his salary for 2009 and 2010. See Item 402(b)(2)(x) of Regulation S-K.

Response: The Company respectfully advises the Staff that base salaries paid to executives in prior years provide a point of comparison by which the Company can determine such executive’s salary for the next year. Each year the Company reviews the previous salary for each named executive officer and then determines whether such salary should be increased, decreased or remain the same based on any changes in the named executive officers responsibilities, changes in the Company’s financial performance, changes in compensation for comparable officers in the Company’s Peer Group (as defined in the Proxy Statement) and the named executive officer’s performance. As a result, each year, the base salary for each named executive officer will bear some relation to the prior year’s base salary.

With respect to Mr. Klaus, his base salary has been set pursuant to the Management Retention Agreement between the Company and Mr. Klaus dated as of January 19, 2009 (the “Klaus Agreement”). The Company notes Mr. Klaus’ 12-year employment history with the Company solely for purposes of providing additional information as to how the base salary set forth in the Klaus Agreement was determined. The base salary paid to Mr. Klaus in 2009 pursuant to the Klaus Agreement was the same salary paid to Mr. Klaus in 2006, 2007 and 2008 when he previously served as the Company’s Chief Executive Officer (he stepped down in February 2008). As discussed in the Proxy Statement, when determining Mr. Klaus’ salary under the Klaus Agreement, the Compensation Committee reviewed Mr. Klaus’ prior salary and, in consultation with the Company’s compensation consultant, Meyercord, the Compensation Committee determined that such base salary was competitive and in accordance with the Company’s desired compensation objectives. Accordingly, Mr. Klaus’ salary pursuant to the Klaus Agreement is the same as his salary prior to his resignation as Chief Executive Officer in February 2008.

2009 Operating Plan and Performance Measures, page 31

16.	You indicate on page 33 that in July 2009, you chose not to modify the existing target revenue and adjusted EBITDA threshold levels for the second half of 2009 after the downward adjustment of your Operating Plan. You go on state, however, that as a result of the downward adjustment to the mid-year Operating Plan, you chose to adjust downward the EBITDA and revenue threshold levels. Please clarify when the threshold EBITDA and revenue levels were adjusted downward.

Response: For purposes of clarity, the Company respectfully advises the Staff that, as discussed on page 33 of the Proxy Statement, in connection with the revisions to the

Securities and Exchange Commission

July 28, 2010

Company’s 2009 Operating Plan, in July 2009, the Company chose not to modify the existing target revenue and adjusted EBITDA levels, but the Compensation Committee did agree to adjust downward the threshold EBITDA and Revenue levels. As illustrated in the tables set forth on page 34 of the Proxy Statement, decisions with respect to adjustments to the thresholds under the 2009 PBRSP and the 2009 MBP were made in July 2009 and such decisions were implemented in August 2009.

Performance Based Restricted Stock Program, page 38

17.	You have not disclosed your revenue target or your non-GAAP adjusted EBITDA target, each of which you used in determining performance based restricted stock for fiscal 2009. These targets appear to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K. Please provide us with your analysis of the competitive harm which would result from disclosure of these targets. We note that, prior to the time you filed your definitive proxy statement, you had already publicly disclosed company-wide results for fiscal 2009 using these measures.

Response: The Company respectfully advises the Staff that it believes that disclosing internal financial targets that form a part of an executive’s performance goals would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial targets in an executive’s performance goals are generally “stretch” goals, and therefore, are unlikely to provide a realistic expectation of the Company’s financial performance. The disclosure of such targets would cause confusion in the investment community, especially as more realistic targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance, even if such targets are provided after the end of the fiscal year. This could be harmful to the Company and its stockholders as it would appear that the Company has different expectations internally than it provides to the investment community. Accordingly, the investors of the Company may believe that the true expectations of the Company are higher than the publicly provided guidance and therefore, such investors would have unrealistic expectations of the Company’s performance. The Company has disclosed the threshold, maximum and target grant amounts as well as the actual grants made to its named executive officers. Based on this disclosure, and knowledge of the Company’s actual financial performance, investors are able to determine that the actual performance of the Company was less than the target, but above the threshold. The Company believes that this information indicates to investors that the performance goals for executives are reasonably difficult to achieve.

Securities and Exchange Commission

July 28, 2010

Further, the Company believes that if the Company discloses these “stretch” targets, over a period of time, trends develop in the Company’s internal expectations as compared to the Company’s publicly stated guidance. Accordingly, the Company’s competitors could gain significant insight into the Company’s financial model and expectations for future years. The Company believes that the extrapolation of this information could be competitively harmful to the Company over time and, as discussed above, would provide little meaningful value to investors.

Exhibit 32.1

18.	We note the certifications as provided pursuant to Section 906 of the Sarbanes-Oxley Act are not dated. Please amend your current Form 10-K to include these certifications with the appropriate dates for both the CEO and CFO. Please be advised that your amended filing should also include updated certification required by Section 302 of the Sarbanes-Oxley Act.

Response: The Company respectfully advised the Staff that it inadvertently omitted the dates on the certifications as provided pursuant to Section 906 of the Sarbanes-Oxley Act, but that the Company retains dated copies of the original signed certifications in its files. The Company will ensure that all future certifications filed with the Commission will contain conformed dates matching the signed certifications on file with the Company.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 493-9300 or John Ireland at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

Securities and Exchange Commission

July 28, 2010

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Lisa L. Stimmell
Lisa L. Stimmell

cc:    John D. Ireland, Esq., Senior Vice President and General Counsel

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati